ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 and 2010 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related MD&A. Additional information relating to the Company including the most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A related to 2012 and 2011 has been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3
2	Operating Performance	Page 3
3	Consolidated Financial Results	Page 11
4	Liquidity and Capital Resources	Page 15
5	Quarterly Outlook	Page 20
6	Subsequent Event	Page 21
7	Changes in Accounting Policies and Critical Accounting Estimates	Page 22
8	Controls and Procedures	Page 24

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico and in exploration in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE

Q1, 2012 Financial Highlights (compared to Q1, 2011)

  Net earnings increased to $19.8 million ($0.23 per share) compared to a $0.5 million ($0.01 per share)
  Adjusted earnings(1) increase to $19.6 million ($0.22 per share) compared to $14.5 million ($0.17 per share)
  Cash flow from operations, before working capital changes increased 39% to $26.4 million
  Mine operating cash-flow(1) increased 30% to $32.0 million
  Metal held in inventory at year-end included 941,875 ounces (oz) silver and 4,156 oz gold compared to 141,944 oz silver and 1,491 oz gold
  Revenues jumped 39% to $49.0 million on 1,100,000 silver oz sold and 7,496 gold oz sold
  Realized silver price fell less than 1% to $33.10 per oz sold (1.4% above average price for Q1, 2012)
  Realized gold price up 20% to $1,686 per oz sold (equal to average spot price for Q1, 2012)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012
  Cash costs(2) increased 35% to $6.26 per oz silver payable (net of gold credits)
(1)	Adjusted earnings and mine operating cash-flow are non-IFRS measures (see page 13)
(2)	Cash cost is a non-IFRS measure (see page 7)

Q1, 2012 Production Highlights (compared to Q1, 2011)

  Silver production up 19% to 1,072,491 oz
  Gold production up 26% to 6,321 oz
  Silver equivalents production up 21% to 1.39 million oz (at a 50:1 silver:gold ratio)

Consolidated Production Results

 Q1, 2012 compared to Q1, 2011
Silver production for Q1, 2012 was 1,072,491 oz, an increase of 19% compared to 900,133 oz for Q1, 2011 and gold production was 6,321 oz, an increase of 26% compared to 5,008 oz. Plant throughput was 193,759 tonnes at average grades of 229 grams per tonne (gpt) of silver and 1.33 gpt of gold as compared to 141,942 tonnes at average grades of 263 gpt of silver and 1.36 gpt of gold. The increased silver and gold production is attributable to a 37% increase in throughput, while silver grades dropped 13% and gold grade decreased 2%. The increased tonnage was primarily the result of the Guanajuato plant expansion completed in Q3, 2011.

Guanacevi Mines Production Results

Q1, 2012 compared to Q1, 2011
Silver production for Q1, 2012 was 726,697 oz, an increase of 10% compared to 663,202 oz in Q1, 2011 and gold production was 1,620 oz, a decrease of 7% compared to 1,750 oz. Plant throughput was 98,963 tonnes at average grades of 292 gpt silver and 0.60 gpt gold, as compared to 91,104 tonnes at average grades of 307 gpt silver and 0.70 gpt gold in 2011. The increased silver and gold production is attributable to the increased in throughput, offset by the mining of lower grade ores.

Guanajuato Mines Production Results

Q1, 2012 compared to Q1, 2011
Silver production for Q1, 2012 was 345,794 oz, an increase of 46% compared to 236,931 oz in Q1 2011 and gold production was 4,701 oz, an increase of 44% compared to 3,258 oz. Plant throughput was 94,796 tonnes at average grades of 163 gpt silver and 2.10 gpt gold as compared to 50,838 tonnes at average grades of 184 gpt silver and 2.53 gpt gold. The Company completed a plant expansion in Q3, 2011 increasing throughput capacity 66% allowing the Company to significantly increase its throughput compared to the same period in 2011. The increased throughput is attributed to the increased silver and gold production, offset by lower ore grades.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012
Q3, 2012
Q4, 2012
Total	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q1, 2012 : Q1, 2011	37%	-13%	-2%	19%	26%	0%	-6%	35%	17%

Q1, 2012 : Q4, 2011	5%	-9%	-8%	-4%	-10%	0%	-7%	55%	10%

YTD 2012:YTD 2011	37%	-13%	-2%	19%	26%	0%	-6%	35%	17%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2012 Year:
Q1, 2012	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Q2, 2012
Q3, 2012
Q4, 2012
Total	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2	87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9	85.4	9.71	100.34
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64

Q1, 2012 : Q1, 2011	9%	-5%	-15%	10%	-7%	6%	0%	43%	28%

Q1, 2012 : Q4, 2011	0%	-9%	7%	-4%	5%	5%	-2%	26%	14%

YTD 2012: YTD 2011	9%	-5%	-15%	10%	-7%	6%	0%	43%	28%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Comparative Table of Guanajuato Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Q2, 2012
Q3, 2012
Q4, 2012
Total	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81

Q1, 2012 : Q1, 2011	86%	-11%	-17%	46%	44%	-12%	-7%	1%	14%

Q1, 2012 : Q4, 2011	11%	-6%	-16%	-6%	-14%	-10%	-8%	-15%	6%

YTD 2012 : YTD 2011	86%	-11%	-17%	46%	44%	-12%	-7%	1%	14%

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories costs, changes in the fair market value gold inventories and gold credits. In prior periods, the Company used cash operating costs as a unit of measure which excluded royalty costs from the cash cost calculation.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2012):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$16,611	$-	$-	$-	$16,611
Royalties	461	-	-	-	461
Add/(Subtract):
Change in Finished Goods Inventories	839	-	-	-	839
Direct Costs	$17,911	$-	$-	$-	$17,911
Add/(Subtract):
Change in By-Product Inventories	1,367	-	-	-	1,367
By-Product gold sales	(12,636)	-	-	-	(12,636)
Cash Costs	$6,642	$-	$-	$-	$6,642
Throughput tonnes	193,759	-	-	-	193,759
Ozs Produced	1,072,491	-	-	-	1,072,491
Ozs Payable	1,061,766	-	-	-	1,061,766
Ozs Sold	1,100,000				1,100,000
Realized silver price	33.10				33.10
Direct Cost per Tonne US$	$92.44				$92.44
Cash Cost Per Oz US$ *	$6.26				$6.26

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$10,824				$10,824
Royalties	461				461
Add/(Subtract):
Change in Inventories	(34)				(34)
Direct Costs	$11,251	$-	$-	$-	$11,251
Add/(Subtract):
Change in By-Product Inventories	692				692
By-Product gold sales	(3,033)				(3,033)
Cash Costs	$8,910	$-	$-	$-	$8,910
Throughput tonnes	98,963				98,963
Ozs Produced	726,697				726,697
Ozs Payable	719,430				719,430
Direct Cost per Tonne US$	$113.69				$113.69
Cash Cost Per Oz US$ *	$12.38				$12.38

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$5,787				$5,787
Add/(Subtract):
Change in Inventories	873				873
Direct Costs	$6,660	$-	$-	$-	$6,660
Add/(Subtract):
Change in By-Product Inventories	675				675
By-Product gold sales	(9,603)				(9,603)
Cash Costs	$(2,268)	$-	$-	$-	$(2,268)
Throughput tonnes	94,796				94,796
Ozs Produced	345,794				345,794
Ozs Payable	342,336				342,336
Direct Cost per Tonne US$	$70.26				$70.26
Cash Cost Per Oz US$ *	($6.63)				($6.63)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):
Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Finished Goods Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120
Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665
Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)
Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):
Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Ozs Sold	3,260,729	851,094	849,858	772,126	787,651
Realized Silver Price	19.62	24.16	18.46	18.65	16.93
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Exploration Results

In January, Endeavour commenced an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico.

At Guanajuato, the Company has three drill rigs working to more fully delineate high grade, silver-gold mineralization in the Daniela, Lana and La Joya veins.

At Guanacevi, there is currently one drill rig testing veins on the La Brisa property located 10 km south of the Guanacevi plant before it moves over to the Milache property 5 km north of the plant to more fully delineate high grade, silver-gold mineralization discovered last year in the Santa Cruz vein.

At San Sebastian, one drill rig is currently testing for high grade, silver-gold mineralization in the Terranera vein.

Endeavour currently holds an option to acquire a 100% interest in 5,466 hectares (13,507 acres) within the historic silver district of San Sebastian which was discovered in 1542 and produced silver on a small scale from multiple historic mines on more than 20 different veins until the Mexican Revolution of 1910.

Endeavour is currently performing regional programs in both Mexico and Chile. Several new properties were evaluated in Mexico last year and the Company anticipates the acquisition of some new, district scale exploration projects in both Mexico and Chile in 2012.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Three months ended March 31, 2012 compared with the three months ended March 31, 2011

For the period ended March 31, 2012, the Company’s Mine Operating Earnings were $23.4 million (2011: $20.6 million) on Sales of $49 million (2011: $35.4 million) with Cost of Sales of $25.6 million (2011: $14.8 million).

Operating Earnings were $18.9 million (2011: $17.3 million) after Exploration costs of $1.8 million (2011: $1.1 million) and General and Administrative costs of $2.7 million (2011: $2.2 million).

Earnings Before Taxes were $25.2 million (2011: $5.2 million) after Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 18) of $0.2 million (2011: Loss of $14.0 million), Foreign Exchange Gain of $4.6 million (2011: $1.7 million) and Investment and Other Income of $1.5 million (2011: $0.2 million). The Company realized Net Earnings for the period of $19.8 million (2011: $0.5 million) after an Income Tax Provision of $5.4 million (2011: $4.7 million).

Sales of $49.0 million for the period represent a 39% increase over the $35.4 million for the same period in 2011 primarily due to the increase in ounces sold during the period. During the period, the Company sold 1,100,000 oz silver and 7,496 oz gold, for realized prices of $33.10 and $1,686 per oz respectively as compared to sales of 876,355 oz silver and 4,439 oz gold for realized prices of $33.18 and $1,413 per oz respectively in the same period of 2011. The realized prices of $33.10 per oz for silver is 1.4% higher than the average spot price during the period, while realized gold prices are equal to the year to date average spot price. The Company also accumulated 941,875 oz silver and 4,156 oz gold finished goods at March 31, 2012 as compared to 980,109 oz silver and 5,407 oz gold at December 31, 2011. The cost allocated to these Finished Goods is $17 million compared to $18.5 million at December 31, 2011 ..

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at appropriately higher metal prices, or if the need arises for more cash.

Cost of Sales for the period was $25.6 million, an increase of 73% over the Cost of Sales of $14.8 million for the same period of 2011. The 73% increase in the cost of sales is a result of a couple of primary factors. There was a 115% increase in amortization and depletion as the Company’s depreciable assets were depleted at higher rate during Q4 2011 at both operations, based on the 2010 reserves and higher accumulated cost bases, and this depletion cost was held in inventory at December 31, 2011. The costs were recognized in the current period as the finished goods held at December 31, 2011 were sold during Q1 2012. There were added labour cost pressures at both operations as well as increases in other inputs and the strengthening of the Mexican Peso against the US dollar resulted in increased costs. Additionally, the Company sold 25% more silver ounces during the current period as compared to the comparative period.

Exploration expenses increased to $1.8 million from $1.1 million in the same period of 2011 reflecting management’s decision to increase exploration activities in 2012. General and Administrative expenses increased by 23% to $2.7 million for the period as compared to $2.2 million in the same period of 2011 primarily due to increase corporate development costs, listing and regulatory fees and stock-based compensation.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 13) of $0.2 million, while the same period in 2011 had a Mark to Market Loss on Derivative Liabilities for $14.0 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.89 at December 31, 2011 to CAN$9.45 at period-end offset by a number of warrant exercises during the third quarter while the Company’s share price was slightly higher.

The Company experienced a Foreign Exchange Gain of $4.6 million as compared to a gain of $1.7 million for the same period of 2011. The $4.6 million gain is primarily due to the strengthening of the Canadian Dollar and Mexican Peso against the US Dollar, which results in higher valuations on the Canadian Dollar and Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and Other income increased due to an increase in interest income due to increased cash balances and the current period includes gains on short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an Income Tax Provision of $5.4 million as compared to $4.7 million for the same period of 2011. The change in the income tax provision is due to the increased profitability of the Company’s Mexican subsidiaries.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Summary of Quarterly Results
	Dec. 31, 2012	Dec. 31, 2011				Dec. 31, 2010
(in US$000s except per share amounts)	Period End	Period End				Period End
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Total revenues	$49,046	$17,506	$38,776	$36,363	$35,352	$28,475	$20,091	$19,692
Direct costs	16,611	5,944	10,997	12,109	10,359	10,901	10,711	9,752
Royalties	461	516	636	631	445	322	147	515
Mine operating cash flow	$31,974	$11,046	$27,143	$23,623	$24,548	$17,252	$9,233	$9,425

Stock-based compensation	59	129	170	132	35	201	173	265
Amortization and depletion	8,496	4,063	4,841	4,247	3,943	5,016	3,853	2,905
Mine operating earnings / (loss)	$23,419	$6,854	$22,132	$19,244	$20,570	$12,035	$5,207	$6,255

Net earnings (loss):	$19,775	$(1,793)	$3,097	$16,966	$485	$(14,384)	$(9,573)	$(3,208)
Loss (gain) on derivative liabilities	(143)	250	5,777	(6,334)	13,965	21,212	4,746	1,761
Adjusted net earnings (loss)	$19,632	$(1,543)	$8,874	$10,632	$14,450	$6,828	$(4,827)	$(1,447)

(i) Basic earnings per share	$0.23	$(0.03)	$0.04	$0.20	$0.01	$(0.22)	$(0.15)	$(0.05)
(ii) Diluted earnings per share	$0.22	$(0.03)	$0.04	$0.12	$0.01	$(0.20)	$(0.15)	$(0.05)
(iii) Diluted adjusted earnings per share	$0.22	$(0.03)	$0.10	$0.12	$0.17	$0.03	$(0.07)	$(0.02)

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different to the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Quarterly Trends and Analysis

In the 2nd quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production at that time with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010.

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company’s continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however, the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

In the 2nd quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollars, supply constraints on re-agents, mining in zones subject to royalties, while we had some one-time equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs are expected for the foreseeable future, while an expected increase in mined tonnes at Guanajuato will help mitigated rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues climbed with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollars, and supply constraints on re-agents. Some of these costs are expected to continue into the foreseeable future, while an expected increase in mined tonnes at Guanajuato starting in the fourth quarter helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production however Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Guanajuato with the plant expansion completed at the end of Q3, 2011 and the depreciation of the Mexican Peso in the fourth quarter.

In the 1st quarter of 2012, the Company experienced a slight reduction in production compared to Q4 2011 due to slightly lower silver grades at both the Guanacevi and Guanajuato operations. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs’ supply constraints on re-agents and a strengthening of the Mexican Peso against the US dollar. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at appropriately higher metal prices, or if the need arises for more cash.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke and Len Harris as common directors. From time to time, Endeavour will incur third-party costs on behalf of the related parties and an unrelated party, Parallel Resources Ltd., on a full cost recovery basis. The Company has $79,000 receivable related to administration costs outstanding as of March 31, 2012 (December 31, 2011 – $55,000).

The Company has provided an allowance for amounts due from Aztec totalling $181,000. The balance has accumulated since 2008 related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the three ended March 31, 2012, the Company was charged $102,000 (2011 - $49,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As at March 31, 2012 the Company has a $64,000 payable for these legal services (December 31, 2011 - $4,000).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $75.4 million at December 31, 2011 to $101.4 million at March 31, 2012. The Company had working capital of $158.5 million at March 31, 2012 (December 31, 2011 - $142.3 million). The $16.2 million increase in working capital is primarily a result of cash generated from operations of $28.8 million less expenditures on property, plant and equipment, offset by operating fluctuations in current asset balances.

Operating activities provided $28.8 million during the first quarter of 2012 compared to providing $14.6 million during the same period in 2011. The significant non-cash adjustments to net earnings of $19.8 million were for, depreciation, depletion of $8.5 million, stock-based compensation of $0.8 million, an unrealized foreign exchange gain of $2.7 million, a gain on the sale of marketable securities of $0.5 million, deferred income tax expense provision of $0.6 million, a mark to market gain on derivative liabilities of $0.1 million and a change in non-cash working capital of $2.4 million. The change in non-cash working capital is primarily due to an increased tax liability, a decrease in accounts receivable due to the receipt of IVA and income tax receivables during the period, an increase in cash charges to inventory balances and increased prepaid expenses.

Investing activities during the first quarter of 2012 used $4.9 million as compared to $21.0 million in the same period of 2011 with investments in property, plant and equipment totalling $9.3 million compared to $7.4 million in 2011. There was also $4.7 million in net receipts from short term investments compared to net short term investments of $13.6 million in 2011.

The Company invested a total of $9.3 million in property, plant and equipment during the first quarter of 2012, with all of the amounts settled for cash. Approximately $4.4 million was invested at Guanacevi with $2.5 million spent on mine development, $0.4 million spent on the refining facilities, $1.3 million on mine equipment and $0.1 million on office equipment, building upgrades and light vehicles. Guanacevi mine development included 1.6 km of underground development and the refining facilities expenditures includes $0.4 million on the dry stack tailings facility. The mine equipment expenditures includes $0.6 million on pumps and supplies, $0.3 million on a scoop tram and $0.1 million on the electrical substation.

Approximately $4.8 million was invested at Guanajuato with $3.5 million spent on mine development, $0.3 million on the plant expansion, $0.6 million on mine equipment and $0.4 million spent on office equipment, building upgrades and light vehicles. Guanajuato mine development included 1.7 km of underground development and refining facilities expenditures relate to engineering to fit the plant to handle 1600 tpd by year end. The mine equipment expenditure was to increase our mobile equipment fleet to meet the increased production planned. The expenditures on office equipment include Vulcan upgrades and the building expenditures includes refurbishing the Ascunsion head frame.

The Company spent the remaining $0.1 million on exploration property costs and capital assets for the exploration and corporate offices.

As at March 31, 2012, the Company held $14.1 million in short term investments and $16.1 million in available for sale investments. The short term investments consist of various government bonds with maturity dates greater than 90 days and various Canadian bank bonds, all deemed to be high grade investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $4.0 million and marketable securities valued at $12.2 million.

Financing activities during the first quarter of 2012 generated $0.6 million, as compared to $4.6 million during the same period in 2011. During 2012 there was $8 thousand realized from the exercise of stock options and $602 thousand realized from the exercise of share purchase warrants. During Q1, 2011 there was $3.1 million realized from the exercise of stock options and $1.5 million realized from the exercise of share purchase warrants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

As at March 31, 2012, the Company’s issued share capital was $263.2 million representing 87,773,861 common shares compared to $259.4 million representing 87,378,748 common shares at December 31, 2011. Of the 395,113 common shares issued during the period, 2,200 were issued upon stock option exercises and 392,913 were issued on exercise of share purchase warrants.

As at March 31, 2012, the Company had 3,682,800 options to purchase common shares outstanding with a weighted average exercise price of CAN $5.08 and had 1,649,201 share purchase warrants outstanding with a weighted average exercise price of CAN $1.96.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2010 and submitted during 2011. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements. The Company has provided the government a 3% bond and has commenced the appeal process.

Capital Requirements

The Company plans to invest a total of $42.5 million on capital projects in 2012 with the focus on growing both operations in 2012. The Guanacevi operations has budgeted $21.3 million to operate near 1,200 tpd on average during the year. The primary expenditures will be continued mine development, improvement of the underground ventilation, electrical and pump system and underground drilling amounting to $16.8 million. The remaining expenditures will improve the underground mobile equipment and various capital improvement projects in the plant.

The plan for the Guanajuato operations is to operate at 1,600 tpd by the end of the year requiring $11.9 million on underground development, $4.9 million on plant improvements and $3.8 million on mobile equipment and various capital items. The total planned expenditures for the Gunajuato operations is $20.6 million.

The remaining planned expenditures of $0.6 million are for property payments and exploration assets. These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

During the first quarter, the Company spent $9.3million on capital, with $6.1million spent on mine development at the operations. The plant enhancements will commence in the second quarter, while a majority of mobile equipment is expected to arrive late in the second quarter.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Financial Instruments and Other Instruments Financial Assets and Liabilities

As at March 31, 2012, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents		101,384	-	-	101,384	101,384
Investments	14,079	-	16,147	-	30,226	30,226
Accounts receivable	-	4,249	-	-	4,249	4,249
Total financial assets	14,079	105,633	16,147	-	135,859	135,859

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	14,744	14,744	14,744
Derivative liabilities	-	-	-	9,836	9,836	9,836
Total financial liabilities	-	-	-	24,580	24,580	24,580

Fair value hierarchy:

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at March 31, 2012 are:

In thousands of US Dollars

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	30,226	30,226	-	-
Total financial assets	30,226	30,226	-	-

Financial liabilities:
Derivative liabilities	9,836	-	9,836	-
Total financial liabilities	9,836	-	9,836	-

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants.

For the non- publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Derivative Liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at March 31, 2012 will expire in 2014

Balance at December 31, 2010	$29,349

Exercise of financial liability	(1,879)
Mark to market loss (gain)	13,965
Balance at March 31, 2011	$41,435

Exercise of financial liability	(27,998)
Mark to market loss (gain)	(307)
Balance at December 31, 2011	$13,130

Exercise of financial liability	(3,151)
Mark to market loss (gain)	(143)
Balance at March 31, 2012	$9,836

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Period Ended	Year Ended
	Mar 31, 2012	Dec 31, 2011
Outstanding warrants	1,301,702	1,676,436
Weighted average fair value of warrants at period end	$7.56	$7.83
Risk-free interest rate	1.19%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	62%
Expected warrant life in years	1.9	2.2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Contractual Obligations

The Company had the following contractual obligations at March 31, 2012:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$742	$742	$-	$-	$-
Operating Lease	1,515	275	566	578	96
Other Long-Term Liabilities	2,734	-	916	1,818	-
Total	$4,991	$1,017	$1,482	$2,396	$96

Outstanding Share Data

As of May 2, 2012, the Company had the following items issued and outstanding:

  88,041,018 common shares
  3,676,800 stock options with a weighted average exercise price of CAN $5.01 per share expiring between January 1, 2013 and June 14, 2017.
  1,386,044 share purchase warrants with a weighted average exercise price of CAN$1.95 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

QUARTERLY OUTLOOK

Financial

In Q2, 2012, Endeavour anticipates its financial performance will continue to improve, reflecting the current robust silver and gold prices and another increase in the Company’s precious metal production. Industry-wide inflationary pressures on operating costs in the short term should be largely offset by the new economies of scale attained primarily at the Guanajuato operations and partly at the Guanacevi operations as a result of recent and ongoing mine expansions and optimizations.

Production

As a result of recent exploration successes at Guanajuato and Guanacevi, the Company has initiated a 60% expansion of mine production at Guanajuato from the current 1,000 tpd output to the 1,600 tpd plant capacity gradually over 2012. At Guanacevi, a 20% mine and plant expansion are planned to increase throughput to 1,200 tpd at Guanacevi by completing certain capital projects started in 2011 and optimizing the fine crushing, ore conveyors, fine ore bin and concentrate handling circuits in the plant.

These expansions should facilitate the 8th consecutive year of production growth for the Company. Silver production is forecast to rise 16% in 2012 to 4.3 million oz and gold production is anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Management anticipates silver production and cash costs in Q2, 2012 will be comparable to Q1, 2012 while our operating teams focus on expanding the two mines and optimizing the two plants to attain 2012 throughput goals of 1200 tpd at Guanacevi and 1600 tpd at Guanajuato. We expect the direct costs per tonne at Guanacevi and Guanajuato will start falling once again later this year thanks to anticipated economies of scale as throughput increases at both operations.

Endeavour expects to close the previously announced El Cubo mine and Guadalupe y Calvo property acquisitions in Q2, 2012 once the Mexican government competition and anti-trust review is completed. Revised 2012 guidance and our new conceptual long term growth plan will be outlined at that time.

The Company has commenced a $42.5 million capital expenditure program for 2012, which will be funded from the current cash balance and operating cash flow.

Exploration

In Q2, 2012, Endeavour anticipates the release of new exploration results from Guanajuato, Guanacevi and San Sebastian.

SUBSEQUENT EVENT

On April 14, 2012, the Company and AuRico Gold entered into a definitive agreement whereby Endeavour will acquire 100% interests in AuRico Gold's operating El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million.

On Closing, Endeavour will pay AuRico Gold $200 million, comprised of, at Endeavour's election, up to $100 million of the purchase price in Endeavour common shares and the balance in cash. Post-Closing, AuRico Gold will be entitled to receive up to an additional $50 million in cash payments from Endeavour upon the occurrence of certain events as follows:

a.	$20 million if at any time during the 3 years following the Closing Date the Company renews or extends the Las Torres lease after the current lease expires.

b.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $1,900 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

c.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,000 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

d.

$10 million upon the simple average of the daily London Metal Exchange closing prices for gold exceeding $2,100 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Closing Date.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Guanajuato silver-gold mine in the northwest part of the Guanajuato district.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Guadalupe y Calvo is an advanced silver-gold exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. AuRico Gold recently announced an updated resource estimate and preliminary economic assessment envisioning a combined open pit and underground silver-gold mining operation at Guadalupe y Calvo.

Closing of the transaction is subject to customary closing conditions including receipt of regulatory approvals.

The transaction is subject to a standard review by the competition and anti-trust commission of Mexico, with Closing anticipated within 45 business days.

The Company has sufficient cash available to meet the cash requirements on closing and plans to meet any future cash consideration from consolidated cash flows. The Company will continue to assess its liquidity requirements in relation to its entire operations. In Q1, 2012 the El Cubo mine produced 209,440 ounces of silver and 4,543 ounces of gold and resulting in $5.0 million of mine operating cash flow. AuRico Gold provided 2012 production guidance of 47,000-57,000 gold equivalent ounces at a cash cost of $750-$780 cash costs. At $1,600 gold price this translates to an estimated $38 million - $48 million of mine operating cash flow for 2012. As of December 31, 2011 El Cubo reported 18.5 million ounces of silver and 322,000 ounces of gold of proven and probable reserves, 8.3 million ounces of silver and 322,000 ounces of gold of measured and indicated resources and 26.7 million ounces of silver and 548,000 ounces of gold inferred resources. Endeavour plans to complete a more detailed assessment of the El Cubo mine operations, mine plan, reserves and resources in order to develop its own long term growth plan and provide 2012 guidance on production, cash costs, capital and exploration programs after closing.

Adding El Cubo silver-gold mine potentially increases the Company’s silver equivalent production (50:1 basis) 1.8 million silver ounces (Q1 2012 production annualized) to our forecasted 5.6 million silver equivalent from existing operations, a 32% increase. The El Cubo mine is located 10 km from our Guanajuato operations which potentially provides operational synergies between the two operations. The Company also added an advanced gold-silver exploration project with the Guadalupe y Calvo properties and substantially increased our prospective mineral landholdings and exploration potential in Mexico.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released IFRS accounting standards

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of notes receivable, impairment of long-lived assets, determination of provision for reclamation and rehabilitation, deferred income taxes and assumptions used in determining the fair value of non-cash based compensation and the warrant derivative liability.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan and records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 2, 2012

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the three months ended March 31, 2012 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.